Exhibit 99.1

Taseko Annual General Meeting Voting Results

June 13, 2024, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) (“Taseko” or the "Company") announces the voting results from its 2024 Annual General Meeting held Thursday, June 13, 2024 in Vancouver, British Columbia.

A total of 153,248,875 common shares were voted at the meeting, representing 52.6% of the votes attached to all outstanding common shares. Shareholders voted in favour of all items of business before the meeting, including the Amendment and Continuation of the Share Option Plan, the Continuation of the Performance Share Unit Plan and the Advisory Resolution on executive compensation (Say-on-Pay), and the election of all director nominees as follows:

Director	% Votes in Favour
Anu Dhir	83.5%
Robert A. Dickinson	81.0%
Russell E. Hallbauer	94.2%
Rita Maguire	98.7%
Stuart McDonald	98.7%
Peter C. Mitchell	97.9%
Kenneth Pickering	98.3%
Ronald W. Thiessen	96.6%

Detailed voting results for the 2024 Annual General Meeting are available on SEDAR at www.sedar.com.

For further information on Taseko, see the Company’s website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations – 778-373-4533.

Stuart McDonald

President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

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Caution Regarding Forward-Looking Information

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

•	uncertainties about the future market price of copper and the other metals that we produce or may seek to produce;
•	changes in general economic conditions, the financial markets, inflation and interest rates and in the demand and market price for our input costs, such as diesel fuel, reagents, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
•	inherent risks associated with mining operations, including our current mining operations at Gibraltar, and their potential impact on our ability to achieve our production estimates;
•	uncertainties as to our ability to control our operating costs, including inflationary cost pressures at Gibraltar without impacting our planned copper production;
•	uncertainties related to the accuracy of our estimates of Mineral Reserves (as defined below), Mineral Resources (as defined below), production rates and timing of production, future production and future cash and total costs of production and milling;
•	the risk that we may not be able to expand or replace reserves as our existing mineral reserves are mined;
•	our ability to comply with the extensive governmental regulation to which our business is subject;
•	uncertainties related to First Nations claims and consultation issues;
•	our reliance on rail transportation and port terminals for shipping our copper concentrate production from Gibraltar;
•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our mining operations and mine closure and bonding requirements;
•	our dependence solely on our interest in Gibraltar (as defined below) for revenues and operating cashflows;
•	our ability to collect payments from customers, extend existing concentrate off-take agreements or enter into new agreements;
•	environmental issues and liabilities associated with mining including processing and stock piling ore;
•	labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate our mine, industrial accidents, equipment failure or other events or occurrences, including third party interference that interrupt the production of minerals in our mine;
•	environmental hazards and risks associated with climate change, including the potential for damage to infrastructure and stoppages of operations due to forest fires, flooding, drought, or other natural events in the vicinity of our operations;
•	litigation risks and the inherent uncertainty of litigation;
•	our actual costs of reclamation and mine closure may exceed our current estimates of these liabilities;
•	our ability to meet the financial reclamation security requirements for the Gibraltar mine ;
•	the capital intensive nature of our business both to sustain current mining operations;
•	our reliance upon key management and operating personnel;
•	the competitive environment in which we operate;
•	the effects of forward selling instruments to protect against fluctuations in copper prices, foreign exchange, interest rates or input costs such as fuel;

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedarplus.ca, including the “Risk Factors” included in our Annual Information Form.

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